FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: May 14, 2008

Exhibit 99.1

Home Inns Reports First Quarter Un-audited Financial Results

Shanghai, May 14th, 2008 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the quarter ended March 31st, 2008.

First Quarter 2008 Financial Highlights

•

Total revenues for the quarter increased by 94.9% year-over-year to RMB 357.0 million (US$ 50.9 million), including revenues of RMB 28.2 million (US$ 4.0 million) from our recently acquired Top Star hotel chain. Total revenues for the quarter exceeded the high end of our previously provided guidance.

•

Negative EBITDA (non-GAAP) was RMB 13.7 million (US$ 2.0 million). Excluding the impact of our acquisition of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 48.5 million (US$ 6.9 million), up 44.1% year-over-year. Due to its accelerated growth, Home Inns incurred RMB 24.2 million (US$ 3.4 million) in rent and utilities, personnel, and other costs for leased-and-operated hotels under construction during the quarter.

•

Loss from operations was RMB 7.8 million (US$ 1.1 million). Loss from operations excluding share-based compensation expenses was RMB 3.8 million (US$ 0.5 million). Excluding the impact of Top Star, income from operations excluding share-based compensation expenses was RMB 10.5 million (US$ 1.5 million). This again, includes the impact of costs for leased-and-operated hotels under construction as mentioned above.

•

Adjusted net profit (non-GAAP) was RMB 3.8 million (US$ 0.5 million), excluding share-based compensation expenses of RMB 4.0 million (US$ 0.6 million), foreign exchange losses of RMB 50.0 million (US$ 7.1 million). As a GAAP measure, net loss was RMB 50.3 million (US$ 7.2 million). The GAAP and non-GAAP net profit/loss figures included loss from Top Star totaling RMB 15.6 million (US$2.2 million).

•

Diluted loss per ADS was RMB 1.42 (US$ 0.20). Excluding share-based compensation expenses and foreign exchange losses, non-GAAP adjusted diluted earnings per ADS were RMB 0.10 (US$ 0.01). Excluding the impact of Top Star, non-GAAP adjusted diluted earnings per ADS were RMB 0.51 (US$ 0.07). Each ADS equals to two ordinary shares. Reconciliation between the adjusted diluted earnings per shares versus US GAAP figures is included at the end of this press release.

“Home Inns demonstrated strong growth during the first quarter by almost doubling the total revenues year-over-year.” remarked Mr. David Sun, Home Inns’ Chief Executive Officer. “Although our financial results were impacted by non-operational accounting measures, including a significant foreign exchange loss, our business remains strong and we are successfully managing our rapid expansion into new cities without sacrificing our operational capabilities or the quality of our product offering. Our large portfolio of hotels under construction also pressured our margin for the quarter, but positions us well for better profitability later on for the year.”

Operational Highlights

•

Hotel expansion accelerated with 33 new hotels opened during the quarter, consisting of 25 leased-and-operated hotels and 8 franchised-and-managed hotels, compared with 11 new hotels opened in the first quarter of 2007, which consisted of 3 leased-and-operated hotels and 8 franchised-and-managed hotels. As of March 31, 2008, the Home Inns hotel chain included 299 hotels in operation with an average of 122 rooms per hotel in operation, covering 75 cities in China and consisted of 220 leased-and-operated hotels and 79 franchised-and-managed hotels.

•

As of March 31, 2008, Home Inns had an additional 131 hotels under development, which consisted of 86 leased-and-operated hotels and 45 franchised-and-managed hotels. As of March 31, 2007, Home Inns had 48 hotels under development, which consisted of 36 leased-and-operated hotels and 12 franchised-and-managed hotels.

•

The occupancy rate for the Home Inns hotel chain was 81.4% in the first quarter of 2008 and 85.9% in the first quarter of 2007, impacted by the lower occupancy rate of the Top Star hotels. Excluding Top Star, the occupancy rate was 86.0% in the first quarter of 2008, compared with 85.9% in the first quarter of 2007. Occupancy rate in the first quarter is annually impacted by the Chinese New Year holiday.

•

RevPAR, defined as revenue per available room, was RMB140 in the first quarter of 2008. RevPAR excluding Top Star was RMB150 in the first quarter of 2008, compared with RMB151 in the same period in 2007.

•

RevPAR for Home Inns’ hotels which have been in operation for at least 18 months as of January 1st, 2008 was RMB 182 in the first quarter of 2008, compared to RevPAR of RMB 177 during the same period of 2007. This demonstrates the continued strength in our more established hotels.

•

For the seasonally slow first quarter, Top Star had a negative impact on the consolidated results just as it did in the previous quarter. For the first quarter, our Top Star hotels had revenues of RMB 28.2 million and a loss from operations of RMB 14.3 million. However, we are seeing benefits from the integration efforts. In April of 2008, Top Star hotels achieved occupancy rate of 71.9% and average room rates of RMB 142, resulting in RevPAR of RMB 102, on track to reach comparable metrics to Home Inns’ existing hotels in a six- to nine-month timeframe from time of acquisition.

“With the addition of 33 hotels in operation to the Home Inns chain during the quarter and 131 hotels currently under development, our expansion plan is on target and we believe the market opportunity remains significant throughout China,” said Mr. Sun. “As we further solidify our position as China’s leading economy hotel chain, we are balancing the need to maximize profitability with the importance of rapidly expanding our market share. Even as we strive to deliver the best possible results for our shareholders, market share remains critical as market leadership enhances our brand recognition and generates long-term opportunities for enhanced profitability.”

First Quarter 2008 Financial Results

For the first quarter of 2008, Home Inns had total revenues of RMB 357.0 million (US$ 50.9 million), representing a 94.9% increase year-over-year and a 9.0% increase sequentially. Excluding the impact of Top Star, total revenues (non-GAAP) were RMB 328.8 million (US$ 46.9 million), representing a 79.5% increase year-over-year and a 6.8% increase sequentially.

Total revenues from leased-and-operated hotels for the first quarter of 2008 were RMB 340.4 million (US$ 48.5 million), representing a 94.9% increase year-over-year and a 9.0% increase sequentially. Excluding the impact of Top Star, total revenues from leased-and-operated hotels (non-GAAP) for the first quarter of 2008 were RMB 312.2 million (US$ 44.5 million), representing a 78.8% increase year-over-year and a 6.7% increase sequentially. Home Inns opened 25 new leased-and-operated hotels during the first quarter of 2008.

Total revenues from franchised-and-managed hotels for the first quarter of 2008 were RMB 16.6 million (US$ 2.4 million), representing a 94.9% increase year-over-year and a 9.3% increase sequentially. Home Inns opened 8 new franchised-and-managed hotels during the first quarter of 2008.

Occupancy rate for the entire Home Inns hotel chain was 81.4% in the first quarter of 2008. RevPAR, in the first quarter of 2008 was RMB 140. Excluding the impact of Top Star, the occupancy rate for the Home Inns hotel chain was 86.0% for the quarter, compared with 85.9% in the same period in 2007 and 91.6% in the previous quarter. RevPAR for the quarter was RMB 150, compared with RevPAR of RMB 151 in the same period in 2007 and RMB 164 in the previous quarter. The decline in occupancy rate compared with the previous quarter was primarily due to the decreased travel activity during the Chinese New Year and partially due to the severe snow storm during the quarter that impacted much of China.

Total operating costs and expenses for the first quarter of 2008 were RMB 342.7 million (US$ 48.9 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 338.6 million (US$ 48.3 million), or 94.9% of total revenues. Excluding the impact of Top Star, total operating costs and expenses for the quarter were RMB 301.6 million (US$ 43.0 million). Excluding the impact of Top Star, total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 297.6 million (US$ 42.4 million), or 90.5% of total revenues, compared to 84.6% in the same quarter 2007 and 83.4 % in the previous quarter.

Total leased-and-operated hotel costs for the first quarter of 2008 were RMB 303.4 million (US$ 43.3 million), representing 89.1 % of the leased-and-operated hotel revenues. Excluding the impact of Top Star, total leased-and-operated hotel costs (non-GAAP) were RMB 266.1 million (US$ 37.9 million), representing 85.2% of the leased-and-operated hotel revenues. Total leased-and-operated hotel costs represented 78.0% of the leased-and-operated hotel revenues for the same quarter in 2007 and 77.4% for the previous quarter excluding Top Star.

The increase in percentage compared to the previous quarter was primarily due to the lower occupancy rate compared with the previous quarter as stated above. The large number of hotels under construction led to higher rent and utilities as well as personnel and certain other costs to be a higher percentage of the leased-and-operated hotel revenues for the quarter. Typically, once construction starts on a site, we begin to incur these costs, though we will not generate revenues until the hotel is in operation. The costs associated with hotels under construction were RMB 24.2 million in the first quarter of 2008, representing 7.1% of the leased-and-operated hotel revenues. These costs were RMB 5.6 million in the first quarter of 2007, representing 3.2% of the leased-and-operated hotel revenues.

Sales and marketing expenses for the first quarter were RMB 4.7 million (US$ 0.7 million), an increase of 13.4% year-over-year and a decrease of 3.7% sequentially. Excluding the impact of Top Star, sales and marketing expenses (non-GAAP) were RMB 4.4 million (US$ 0.6 million), an increase of 6.2% year-over-year and a decrease of 4.6% sequentially.

General and administrative expenses for the first quarter were RMB 34.6 million (US$ 4.9 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 30.5 million (US$ 4.4 million), or 8.6% of the total revenues. Excluding the impact of Top Star, general and administrative expenses (non-GAAP) were RMB 31.2 million (US$ 4.5 million). General and administrative expenses excluding Top Star and share-based compensation expenses (non-GAAP) were RMB 27.2 million (US$ 3.9 million), or 8.3% of the total revenues, compared with 8.0% of the total revenues in the same period of 2007 and 8.4% in the previous quarter.

Loss from operations for the quarter was RMB 7.8 million (US$ 1.1 million). Loss from operations excluding share-based compensation expenses (non-GAAP) was RMB 3.8 million (US$ 0.5 million). Excluding the impact of Top Star, income from operations (non-GAAP) for the quarter was RMB 6.5 million (US$ 0.9 million), and income from operations excluding share-based compensation expenses (non-GAAP) was RMB 10.5 million (US$ 1.5 million) or 3.2% of total revenues, compared to 9.6% in the same period of 2007 and 10.3% in the previous quarter.

Negative EBITDA (non-GAAP) for the first quarter of 2008 was RMB 13.7 million (US$ 2.0 million). Excluding foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 40.3 million (US$ 5.7 million), increase 19.7% year-over-year and down 27.1% from the previous quarter. Excluding the impact of Top Star, Negative EBITDA (non-GAAP) for the quarter was RMB 4.8 million (US$ 0.7 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 48.5 million (US$ 6.9 million), up 44.1% year-over-year and down 20.0% from the previous quarter.

Excluding foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) for the first quarter of 2008 was RMB 3.8 million (US$ 0.5 million), a decrease of 77.7% year-over-year. GAAP net loss for the quarter was RMB 50.3 million (US$ 7.2 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) was RMB 18.6 million (US$ 2.7 million), up 9.9% year-over-year. Excluding Top Star, GAAP net loss for the quarter was RMB 34.7 million (US$ 4.9 million).

For the first quarter of 2008, excluding foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were both RMB 0.05 (US$ 0.01) . Adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.11 (US$ 0.02) and RMB 0.10 (US$ 0.01) respectively. Basic and diluted losses per share were both RMB 0.71 (US$ 0.10). Basic and diluted losses per ADS were RMB 1.42 (US$ 0.20). For the first quarter of 2008, excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.26 (US$0.04) and RMB 0.25 (US$ 0.04), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.53 (US$ 0.08) and RMB 0.51 (US$ 0.07), respectively.

Net operating cash flow for the first quarter of 2008 was RMB 6.7 million (US$ 1.0 million), as we experienced losses from Top Star. Capital expenditures for the quarter were RMB 248.3 million (US$ 35.4 million).

As of March 31, 2008, Home Inns had cash and cash equivalents of RMB 1,121.0 million (US$ 159.9 million). We had convertible bonds outstanding of RMB 1.1 billion (US$ 158.5 million) including principal and accrued interest. These are zero coupon bonds with a maturity on December 10th, 2012, with a yield of 0.50% per annum. The bonds can be converted into 5,650,780 ordinary shares of Home Inns at the option of the holder. The bonds have a non-call and non-put period of three years from the issuance date.

“Our significant increase in revenue was offset by increased foreign exchange losses and continuing pressure from Top Star while it undergoes integration efforts, as well as our stepped up investments in our expansion,” remarked May Wu, Chief Financial Officer of Home Inns. “We are excited about our accelerated growth. We are taking steps to reduce our foreign exchange exposure over the coming quarters, and with the ongoing improvement of Top Star and more hotels being opened earlier during the year, we expect improved bottom line performance for the rest of 2008. We currently do not expect change in our operating margin outlook for the full year 2008 as we previously discussed during our previous earnings call for the 2007 year end results.”

Outlook for Second Quarter 2008

Home Inns now expects to open approximately 200 new hotels in 2008, up from the 160 to 180 it previously stated. Home Inns expects its total revenues in the second quarter of 2008 to be in the range of RMB 440 million (US$ 62.8 million) to RMB 460 million (US$ 65.7 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 9 PM on May 13th, 2008 U.S. Eastern Standard Time (9 AM on May 14th, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. and International:	+1.617.614.3518

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following number until 9 PM on May 21th, 2008 U.S. Eastern Standard Time.

International:	+1.617.801.6888
Pass code:	31487375

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2008 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans and anticipated improvements of the Top Star hotel chain, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to successfully integrate the Top Star hotel chain and any other business we may acquire in the future; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of May 14th, 2008, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income excluding foreign exchange losses and share-based compensation, adjusted basic and diluted earnings and ADS per share excluding foreign exchange losses and share-based compensation, EBITDA and adjusted EBITDA excluding foreign exchange losses and share-based compensation. Our presentations of financial measures that exclude the impact of the hotels we acquired from Top Star are also considered non-GAAP measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange losses which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange losses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3218-9988*2004
Email: IR@homeinns.com

FD Beijing
Julian Wilson
Tel: +86-10-8591-1951
Email: julian.wilson@fd.com

Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2007	March 31, 2008
	RMB’000 (audited)	RMB’000 (unaudited)	US$’000 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,562,600	1,120,954	159,862
Restricted cash	173,849	235,838	33,633
Accounts receivable	16,913	20,627	2,942
Receivables from related parties	1,372	1,372	196
Consumables	18,992	17,599	2,510
Prepayments and other current assets	61,927	72,865	10,391
Deferred tax assets, current	16,574	17,568	2,505

Total current assets	1,852,227	1,486,823	212,039

Property and equipment, net	1,147,682	1,369,578	195,319
Goodwill	397,778	397,778	56,728
Intangible assets, net	46,739	45,870	6,542
Other assets	68,088	54,751	7,808
Deferred tax assets, non-current	49,024	64,214	9,158

Total assets	3,561,538	3,419,014	487,594

LIABILITIES
Current liabilities:
Accounts payable	13,007	13,207	1,883
Payables to related parties	6,651	5,226	745
Short-term borrowings	269,000	178,000	25,385
Current portion of long-term loan from a related party	—	—	—
Salaries and welfare payable	48,260	32,817	4,680
Income tax payable	43,083	45,337	6,466
Other taxes payable	8,901	10,359	1,477
Deferred revenues	23,807	28,987	4,134
Provisions for customer reward program	5,439	6,054	863
Other unpaid and accruals	36,570	38,836	5,539
Other payables	350,204	324,184	46,232

Total current liabilities	804,922	683,007	97,404

Deferred rental	94,226	106,544	15,195
Deferred revenues, non-current	14,031	16,413	2,341
Long-term loan	18,036	18,036	2,572
Unfavorable lease liability	19,894	19,495	2,780
Convertible bond	1,110,308	1,111,696	158,542

Deferred tax liability, non-current	13,637	14,105	2,012

Total liabilities	2,075,054	1,969,296	280,846

Minority interest	11,087	17,788	2,537

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 70,487,385 and 70,817,064 shares issued and outstanding as of December 31, 2007 and March 31, 2008, respectively)	2,874	2,885	411
	—	—
Additional paid-in capital	1,362,942	1,369,752	195,344
Statutory reserves	41,333	41,334	5,895
		—
Retained earnings	68,248	17,959	2,561

		—
Total shareholders’ equity	1,475,397	1,431,930	204,211

		—
Total liabilities and shareholders’ equity	3,561,538	3,419,014	487,594

	—	—	—

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.0120 on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended
	March 31, 2007	December 31, 2007			March 31, 2008
	RMB’000 (unaudited)	RMB’000 (unaudited)	RMB’000 (unaudited) Top Star	RMB’000 (unaudited) excluding Top Star	RMB’000 (unaudited)	US$’000 (unaudited)	RMB’000 (unaudited) Top Star	RMB’000 (unaudited) excluding Top Star
Revenues:
Leased-and-operated hotels	174,640	312,428	19,775	292,653	340,422	48,548	28,184	312,238
Franchised-and-managed hotels	8,499	15,158	—	15,158	16,561	2,362	—	16,561

Total revenues	183,139	327,586	19,775	307,811	356,983	50,910	28,184	328,799
Less: Business tax and related surcharges	(10,556)	(20,348)	(1,037)	(19,311)	(22,136)	(3,157)	(1,461)	(20,675)

Net revenues	172,583	307,238	18,738	288,500	334,847	47,753	26,723	308,124

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(59,104)	(105,659)	(12,935)	(92,724)	(135,084)	(19,265)	(17,432)	(117,652)
Personnel costs*	(29,444)	(51,425)	(3,128)	(48,297)	(69,161)	(9,863)	(5,953)	(63,208)
Depreciation and amortization	(16,693)	(29,692)	(2,828)	(26,864)	(38,970)	(5,558)	(5,992)	(32,978)
Consumables, food and beverage	(13,564)	(30,348)	(3,837)	(26,511)	(27,685)	(3,948)	(2,879)	(24,806)
Others	(17,417)	(34,533)	(2,430)	(32,103)	(32,532)	(4,639)	(5,113)	(27,419)

Total leased-and-operated hotel costs	(136,222)	(251,657)	(25,158)	(226,499)	(303,432)	(43,273)	(37,369)	(266,063)
Sales and marketing expenses	(4,109)	(4,839)	(264)	(4,575)	(4,660)	(665)	(296)	(4,364)
General and administrative expenses*	(16,335)	(36,809)	(6,450)	(30,359)	(34,579)	(4,931)	(3,361)	(31,218)

Total operating costs and expenses	(156,666)	(293,305)	(31,872)	(261,433)	(342,671)	(48,869)	(41,026)	(301,645)

Income from operations	15,917	13,933	(13,134)	27,067	(7,824)	(1,116)	(14,303)	6,479
Interest income	7,055	5,552	12	5,540	15,614	2,227	14	15,600
Interest expense	(2,541)	(1,113)	(366)	(747)	(10,199)	(1,455)	(619)	(9,580)
Other non-operating income	238	2,767	324	2,443	4,453	635	78	4,375
Foreign exchange gain or loss, net	(6,146)	(24,083)	—	(24,083)	(50,020)	(7,133)	(762)	(49,258)

Income before income tax expense, minority interests and share of income of affiliated companies	14,523	(2,944)	(13,164)	10,220	(47,976)	(6,842)	(15,592)	(32,384)
Income tax expense	(10,722)	(10,760)	—	(10,760)	(1,363)	(194)	—	(1,363)
Minority interests	(844)	(1,507)	—	(1,507)	(951)	(136)	—	(951)

Net income	2,957	(15,211)	(13,164)	(2,047)	(50,290)	(7,172)	(15,592)	(34,698)

Amount allocated to participating preference shareholders	—	—		—	—	—		—

Net income available to ordinary shareholders	2,957	(15,211)	(13,164)	(2,047)	(50,290)	(7,172)	(15,592)	(34,698)

Earnings per share
— Basic	0.05	-0.22		-0.03	-0.71	-0.10		-0.49

— Diluted	0.04	-0.22		-0.03	-0.71	-0.10		-0.49

Weighted average ordinary shares outstanding
— Basic	65,829	70,169		70,169	70,658	70,658		70,658

— Diluted	68,980	70,169		70,169	70,658	70,658		70,658

* Share-based compensation expense was included in the statement of operations as follows: Leased-and-operated hotel costs – Personnel costs	3	3		3	3	—		3
General and administrative expenses	1,720	4,604		4,604	4,040	576		4,040

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.0120 on March 31, 2008 in The City of New York for cable transfers of RMB'000 as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2008							Quarter Ended March 31, 2008 (excluding Top Star)
	GAAP Result	% of Total Revenue	Share-based Compensation	Restructuring costs	% of Total Revenue	Non-GAAP Result	% of Total Revenue	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB’000		RMB’000	RMB’000		RMB’000		RMB’000		RMB’000		RMB’000
Leased-and-operated hotel costs	(303,432)	85.0%	3	—	0.0%	(303,429)	85.0%	(266,063)	80.9%	3	0.0%	(266,060)	80.9%
Sales and marketing expenses	(4,660)	1.3%	—	—	0.0%	(4,660)	1.3%	(4,364)	1.3%	—	0.0%	(4,364)	1.3%
General and administrative expenses	(34,579)	9.7%	4,040	—	1.1%	(30,539)	8.6%	(31,218)	9.5%	4,040	1.2%	(27,178)	8.3%

Total operating costs and expenses	(342,671)	96.0%	4,043	—	1.1%	(338,628)	94.9%	(301,645)	91.7%	4,043	1.2%	(297,602)	90.5%

Income from operations	(7,824)	2.2%	4,043	—	1.1%	(3,781)	1.1%	6,479	2.0%	4,043	1.2%	10,522	3.2%

	Quarter Ended March 31, 2008							Quarter Ended March 31, 2008 (excluding Top Star)
	GAAP Result	% of Total Revenue	Share-based Compensation	Restructuring costs	% of Total Revenue	Non-GAAP Result	% of Total Revenue	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$’000		US$’000	US$’000		US$’000		US$’000		US$’000		US$’000
Leased-and-operated hotel costs	(43,273)	85.0%	—	—	0.0%	(43,273)	85.0%	(37,944)	80.9%	—	0.0%	(37,944)	80.9%
Sales and marketing expenses	(665)	1.3%	—	—	0.0%	(665)	1.3%	(622)	1.3%	—	0.0%	(622)	1.3%
General and administrative expenses	(4,931)	9.7%	576	—	1.1%	(4,355)	8.6%	(4,452)	9.5%	576	1.2%	(3,876)	8.3%

Total operating costs and expenses	(48,869)	96.0%	576	—	1.1%	(48,293)	94.9%	(43,018)	91.7%	576	1.2%	(42,442)	90.5%

Income from operations	(1,116)	2.2%	576	—	1.1%	(540)	1.1%	924	2.0%	576	1.2%	1,500	3.2%

	Quarter Ended December 31, 2007							Quarter Ended December 31, 2007 (excluding Top Star)
	GAAP Result	% of Total Revenue	Share-based Compensation	restructuring costs	% of Total Revenue	Non-GAAP Result	% of Total Revenue	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB’000		RMB’000	RMB’000		RMB’000		RMB’000		RMB’000		RMB’000
Leased-and-operated hotel costs	(251,657)	76.8%	3	550	0.2%	(251,104)	76.7%	(226,499)	73.6%	3	0.0%	(226,496)	73.6%
Sales and marketing expenses	(4,839)	1.5%	—		0.0%	(4,839)	1.5%	(4,575)	1.5%	—	0.0%	(4,575)	1.5%
General and administrative expenses	(36,809)	11.2%	4,604	4,076	2.6%	(28,129)	8.6%	(30,359)	9.9%	4,604	1.5%	(25,755)	8.4%

Total operating costs and expenses	(293,305)	89.5%	4,607	4,626	2.8%	(284,072)	86.7%	(261,433)	84.9%	4,607	1.5%	(256,827)	83.4%

Income from operations	13,933	4.3%	4,607	4,626	2.8%	23,165	7.1%	27,067	8.8%	4,607	1.5%	31,673	10.3%

	Quarter Ended March 31, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	Restructuring costs	% of Total Revenue	Non-GAAP Result	% of Net Revenue
	RMB’000		RMB’000	RMB’000		RMB’000
Leased-and-operated hotel costs	(136,222)	74.4%	3	—	0.0%	(136,219)	74.4%
Sales and marketing expenses	(4,109)	2.2%	—	—	0.0%	(4,109)	2.2%
General and administrative expenses	(16,335)	8.9%	1,720	—	0.9%	(14,615)	8.0%

Total operating costs and expenses	(156,666)	85.5%	1,723	—	0.9%	(154,943)	84.6%

Income from operations	15,917	8.7%	1,723	—	0.9%	17,640	9.6%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the noon buying rate of US$'1.00=7.0120RMB' on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2007	December 31, 2007		March 31, 2008
	RMB’000 (unaudited)	RMB’000 (unaudited)	RMB’000 (excluding Top Star) (unaudited)	RMB’000 (unaudited)	US$’000 (unaudited)	RMB’000 (excluding Top Star) (unaudited)
Net income (GAAP)	2,957	(15,211)	(2,047)	(50,290)	(7,172)	(34,698)
Foreign exchange losses (gains), net	6,146	24,083	24,083	50,020	7,133	49,258
Share-based compensation	1,723	4,607	4,607	4,043	576	4,043
Non-recurring charge for re-measurement of net deferred tax assets (Note2)	6,097
restructuring costs		4,626		—	—

Adjusted net income excluding foreign exchange losses, share- based compensation, non-recurring provision for deferred tax assets and restructuring costs	16,923	18,104	26,643	3,773	537	18,603

	Quarter Ended
	March 31, 2007	December 31, 2007		March 31, 2008
	RMB’000 (unaudited)	RMB’000 (unaudited)	RMB’000 (excluding Top Star) (unaudited)	RMB’000 (unaudited)	US$’000 (unaudited)	RMB’000 (excluding Top Star) (unaudited)
Earnings per share (GAAP)
— Basic	0.05	-0.22	-0.03	-0.71	-0.10	-0.49

— Diluted	0.04	-0.22	-0.03	-0.71	-0.10	-0.49

Earnings per share excluding foreign exchange losses, share- based compensation, non-recurring provision for deferred tax assets and restructuring costs
— Basic	0.26	0.26	0.38	0.05	0.01	0.26

— Diluted	0.25	0.23	0.34	0.05	0.01	0.25

Weighted average ordinary shares outstanding
— Basic	65,829	70,169	70,169	70,658	70,658	70,658

— Diluted	68,980	78,504	78,504	72,840	72,840	78,491

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=7.0120RMB on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended March 31, 2007, income tax expenses included a non-recurring charge of RMB6,096,529 (US$789,379) for re-measurement of net deferred tax assets recognised before January 1, 2007, which was resulted from the change of income tax rates for most Chinese enterprises from 33% at the present to 25% effective on January 1, 2008. (for the quarter ended March 31, 2008: Nil)

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2007	December 31, 2007		March 31, 2008
	RMB’000 (unaudited)	RMB’000 (unaudited)	RMB’000(excluding Top Star) (unaudited)	RMB’000 (unaudited)	US$’000 (unaudited)	RMB’000(excluding Top Star) (unaudited)
Net income (GAAP)	2,957	(15,211)	(2,047)	(50,290)	(7,172)	(34,698)
Interest income	(7,055)	(5,552)	(5,540)	(15,614)	(2,227)	(15,600)
Interest expenses	2,541	1,112	747	10,199	1,455	9,580
Income tax expense	10,722	10,760	10,760	1,363	194	1,363
Depreciation and amortization	16,653	30,880	28,052	40,593	5,789	34,601

EBITDA (Non-GAAP)	25,818	21,989	31,972	(13,749)	(1,961)	(4,754)

Foreign exchange losses (gains), net	6,146	24,083	24,083	50,020	7,133	49,258
Share-based compensation	1,723	4,607	4,607	4,043	576	4,043
restructuring costs		4,626		—	—

EBITDA excluding foreign exchange losses, share-based compensation & restructuring costs	33,687	55,305	60,662	40,314	5,748	48,547

%of total revenue	18.4%	16.9%	19.7%	11.3%	11.3%	14.8%

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	March 31, 2007	December 31, 2007			March 31, 2008
			Top Star	excluding Top Star		Top Star	excluding Top Star
Total Hotels in operation:	145	266	25	241	299	26	273
Lease-and-operated hotels	97	195	25	170	220	26	194
Franchised-and-managed hotels	48	71		71	79		79

Total rooms	17,417	32,726	4,047	28,679	36,442	4,133	32,309

Occupancy rate (as a percentage)	85.9%	88.3%	56.4%	91.6%	81.4%	48.1%	86.0%

Average daily rate (in RMB)	176	176	128	179	172	143	174

RevPAR (in RMB)	151	155	72	164	140	69	150

Like-for-like performance for hotels opened for at least 18 months as of the beginning of the current quarter

	As of and for the quarter ended
	March 31, 2007	March 31, 2008
Total Hotels in operation:	86	86
Lease-and-operated hotels	68	68
Franchised-and-managed hotels	18	18

Total rooms	10,312	10,312

Occupancy rate (as a percentage)	96.7%	95.5%

Average daily rate (in RMB)	183	191

RevPAR (in RMB)	177	182